UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/16_____ AND ENDING_____12/31/16_____
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barrett & Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Weybosset Street
                         (No. and Street)
Providence   **RI**   **02903**
           (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilson G. Saville   **(401)351-1000**
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
                           (Name - *if individual, state last, first, middle name*)
40 Westminster Street   **Providence**   **RI**   **02903**
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
        ☒Certified Public Accountant
        ☐Public Accountant
        ☐Accountant not resident in United States or any of its possessions.

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent
public accountant must be supported by a statement of facts and circumstances relied on as the basis for the
exemption. See section 240.17a-5(e)(2)*